Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2006

Frank Condella
Chief Executive Officer
SkyePharma PLC
105 Piccadilly
London W1J7NJ, England

Re: **SkyePharma PLC**
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File No. 000-29860

Dear Mr. Condella:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F – Years Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 48
Operating Results, page 52
Results, page 56

1. We note that you present the non-GAAP financial measure "Earnings before interest, tax, depreciation, amortization and impairments" in the analysis of your results. This non-GAAP measure appears to have the effect of smoothing

earnings and exclude items that are within your normal operations for the industry you are in. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate and raises significant questions about management's ability to assert as to the usefulness of these measures for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8 and 9 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*. Please provide in disclosure-type format an analysis that demonstrates the usefulness of this measure to investors or represent that you will remove all references and tables applicable to these measures.

Liquidity and Capital Resources, page 58

Contractual Cash Obligations, page 58

2. Please revise your disclosures to present your contractual obligation table that includes interest to be paid related to all of your debt obligations because it does not appear that you included the interest obligations in this table.

Item 11: Quantitative and Qualitative Disclosures About Market Risk, page 90

Liquidity Risk, page 91

3. Please provide to us in disclosure type format a revised discussion of these risks that includes the quantitative disclosure requirements of Item 11(a)(1) of Form 20-F.

Item 17: Financial Statements, page F-1

Consolidated Income Statement, page F-2

4. Please tell us how your columnar statement presenting "Exceptional Items" in a separate column for each year complies with paragraphs 85 and 86 of IAS 1.

Notes to the Financial Statements, page F-7

27 Share capital, page F-39

5. Please explain to us what is meant by the term "rights issue" that is used in connection with the issuance of the 125 million shares in 2005.

28 Share based payments, page F-41

Deferred Share Bonus Plan ("DSB"), page F-43

6. It appears that the impact of the issuance of the Rights Issue in increasing the number of outstanding options and the decreasing the exercise price would have impacted the value of these options. Please explain to us how you determined here and related to the other plans that the "Rights Issue had no affect on the fair value of options" as stated here.

37 Summary of Material Differences between IFRS and U.S. GAAP, page F-52

(1) Business combinations, page F-53

(e) Contingent consideration recorded within shareholders' funds, page F-54

7. Please explain to us how this adjustment resulted in an increase in equity under US GAAP when it appears that it is intended to remove additional goodwill and the related equity that was recorded at the time of the acquisition.

(8) Revenue recognition, page F-55

8. Please explain to us the following items related to these reconciling differences:
    - Explain to us what the "contingent marketing contributions" represent within the agreements and how the amounts are determined.
    - Clarify for us how you determined that you were within the scope of EITF 01-9 related to these agreements and how your accounting complies with this guidance.
    - Provide to us a discussion of how you applied the guidance of EITF 00-21 to the pre-launch samples. Include a discussion of all the deliverables identified and how you determined the values assigned to each deliverable.
    - Tell us how your accounting under IAS whereby you do not allocate revenue to pre-launch samples complies with IAS 18.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant